Exhibit 99

[DELPHI AUTOMOTIVE SYSTEMS LOGO]

Delphi Automotive Systems Earnings Increase 13 Percent
To $322 Million in First Quarter 2000

Sales to Customers Other than GM Soar a Record 30 Percent –
Highlighting Success of Customer Diversification Efforts

Mobile Multimedia Sales Grow 357 Percent

      TROY, Mich. – Delphi Automotive Systems (NYSE: DPH) today reported first quarter revenue of $7.8 billion and earnings of $322 million, excluding a one-time acquisition-related charge. * These results represent a 13 percent improvement in earnings over first quarter 1999, when net income was $284 million.

      On a pro forma basis, earnings per share for the period were $0.57, compared to $0.50 per share in the first quarter last year. First quarter net income margin climbed from 3.8 percent in the first quarter 1999 to 4.1 percent in the first quarter 2000. Margin improvement was driven largely by continued implementation of lean manufacturing initiatives through the Delphi Manufacturing System, coupled with strong economic conditions in North America and Europe. Strengths in these areas more than offset pressure on margins resulting from exchange rate fluctuations and growth-related spending in Delphi’s high-growth business lines.

      Delphi’s sales to customers other than GM increased significantly, rising a record 30 percent, to $2.2 billion during the quarter. “This sales trend demonstrates that customers value our electronics and systems integration capabilities and our ability to quickly bring advanced technology products to market,” said Delphi Chairman, Chief Executive Officer and President J.T. Battenberg III.

      Operating cash flow in the first quarter was $495 million, building upon Delphi’s strong 1999 performance in this key financial measure. “Continued strong cash flow fuels the transformation of our product portfolio into electronically enhanced systems. These products take advantage of Delphi’s electronic integration expertise and deliver an unequaled level of technology solutions for our customers,” said Battenberg.

      High-Growth Initiatives

      Delphi recently formed a new aggressive growth business line structure to accelerate sales in high-growth markets. This structure enables Delphi to move quickly and nimbly to secure its leading position in a rapidly growing market segment.

      The first Delphi business line placed in the new structure was mobile multimedia (MMM). Delphi’s MMM business line has a book of business approaching $2.9 billion, $400 million of which was won in the first quarter. 1999 sales in mobile multimedia totaled $40 million, with projections for 2000 sales in the $200 million range. For the first quarter of 2000, mobile multimedia sales were $32 million, a 357 percent increase over the same quarter last year.

      Industry experts expect 50 percent of the 50 million vehicles produced each year to have in-vehicle telematics and multimedia systems by 2005.

      On Monday, Delphi announced a strategic partnership with Ericsson Mobile Communications AB to bring plug-and-play telematics products to the vehicle market. Plug and play technology provides a communications solution that will help meet the strong demand for connectivity, mobile Internet, advanced communications, information, and entertainment features for vehicles.

      “Because of our electronics and vehicle integration capabilities, we were an early entrant to this tremendously exciting market segment,” said David B. Wohleen, president, Delphi Electronics and Mobile Communication Sector. “We were able to quickly recognize and enter the high-growth telematics segment, where we are currently the market leader. We have identified several areas where partnering and collaboration are key to future success, and agreements like the one with Ericsson position Delphi to further leverage our first-mover advantage in the mobile multimedia category,” said Wohleen.

      Acquisitions also play a role in seizing opportunities in high-growth markets. During the quarter, Delphi acquired the rapidly growing next-generation common rail fuel injector technology from Lucas Diesel Systems. The $871 million transaction strengthens Delphi’s product portfolio, will be accretive to earnings in the first year, and provides geographic and customer diversification.

New Business

      “We are extremely excited about the level of new business bookings, especially for our next generation products,” said Battenberg. “The fact that our customers are booking business with Delphi for these high-tech solutions validates our move toward electronically enhanced products that deliver a level of solutions unmatched in the industry today.”

      Notable new business contracts announced during the period included a contract to supply Delphi’s innovative QUADRASTEER™ four-wheel steering system to General Motors. The technology will debut on a full-sized GM truck in the 2002 model year, the first mass-market application of this technology in the truck market.

      QUADRASTEER by Delphi is an electronic four-wheel steering system that enables significantly improved handling and maneuverability in full-size vehicles. QUADRASTEER takes advantage of Delphi’s unique combination of advanced electronics technology and mechanical capability. The unique four-wheel steering system electronically controls the direction of the rear wheels, helping shorten the turning radius on full-size trucks. The smaller radius allows full-size vehicles to maneuver as adeptly as compact cars.

European Aftermarket

      To strengthen Delphi’s aftermarket presence in Europe, the company acquired the AP Distribution Services (APDS) business of AP Group Limited for approximately $63 million. The company, Delphi Lockheed Automotive, is being integrated into Delphi’s European Aftermarket Operations, and is expected to play a key role in helping drive Delphi’s European aftermarket business from its 1999 base of $200 million to a forecast $500 million in 2000.

About Delphi

      Multi-national Delphi Automotive Systems, with headquarters in Troy, Mich., USA, Paris, Tokyo and São Paulo, Brazil, is a world leader in transportation and mobile electronics components and systems technology. Delphi’s three business sectors – Dynamics & Propulsion; Safety, Thermal & Electrical Architecture; and Electronics & Mobile Communication – provide comprehensive product solutions to complex customer needs. Delphi has approximately 213,000 employees and operates 176 wholly owned manufacturing sites, 41 joint ventures, 53 customer centers and sales offices and 30 technical centers in 38 countries. Delphi can be found on the Internet at www.delphiauto.com.

* In conjunction with the acquisition of Lucas Diesel Systems, Delphi took a one-time charge of $32 million after-tax, reflecting the value of research and development efforts that were in process at the time of the acquisition. This charge is in accordance with Generally Accepted Accounting Principles.

Forward-Looking Statements

      The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by us or on our behalf. All statements which address operating performance, events, or developments that we expect or anticipate may occur in the future, including statements relating to volume growth, awarded sales contracts, and earnings per share growth or statements expressing general optimism about future operating results, are forward looking statements. These statements are made on the basis of management's views and assumptions; as a result, there can be no assurance that management's expectations will necessarily come to pass. A list of factors which could impact future events and performance is included in the Delphi Automotive Systems Corporation 1999 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

HIGHLIGHTS – Three months ended March 31, 2000 vs. three months ended March 31, 1999 comparison

	Three Months Ended
	March 31,

	2000		1999

	(in millions, except per share amounts)
Net sales:

General Motors and affiliates	$5,570		$5,853

Other customers	2,234		1,616

Total net sales	7,804		7,469

Less operating expenses:

Cost of sales, excluding items listed below:	6,596		6,391

Selling, general and administrative	459		384

Depreciation and amortization	232		237

Operating income	517	(1)	457

Less interest expense	40		24

Other income, net	34		25

Income before income taxes	511		458

Income tax expense	189	(1)	174

Net income	$322	(1)	$284

Gross margin	15.5%		14.4%

Operating income margin	6.6	%(1)	6.1%

Net income margin	4.1	%(1)	3.8%

Basic and diluted earnings per share, 563 million and 566 million shares outstanding in 2000 and 521 million shares outstanding in 1999	$0.57		$0.55

Basic and diluted earnings per share- pro forma (2)	N/A		$0.50

(1)	Excludes the impact of a one-time, non-cash charge of $51 million ($32 million after-tax) resulting from acquisition-related in-process research and development. Including the $51 million charge, net income was $290 million and earnings per share was $0.51.

(2)	Pro forma earnings per share are presented as if the initial public stock offering of 100 million shares took place on January 1, 1999, resulting in 565 million shares outstanding during the first quarter of 1999.

HIGHLIGHTS — Liquidity and capital resources

BALANCE SHEET DATA:

	March 31,	December 31,	March 31,
	2000	1999	1999

		(in millions)
Cash and marketable securities	$927	$1,556	$1,134

Debt	$2,927	$1,757	$1,886

Net liquidity	$(2,000)	$(201)	$(752)

Total stockholders’ equity	$3,434	$3,200	$3,351

RECONCILIATION OF NET LIQUIDITY:

Net liquidity at December 31, 1999		$(201)

Net income	322

Depreciation and amortization	232

Capital expenditures	(275)

Other, net	216

Operating cash flow less capital expenditures		495

Cash paid for acquisitions, net of cash acquired		(897)

Pension Contribution		(575)

Amounts paid to GM for estimated pension and other postretirement benefit allocation adjustments		(715)

Dividends and other non-operating		(107)

Net liquidity at March 31, 2000		$(2,000)

HIGHLIGHTS – Sector financial results

Sector		Three Months Ended March 31,

			2000	1999
	2000	1999	Operating	Operating
	Sales	Sales	Income	Income

		(in millions)
Electronics & Mobile Communication	$1,392	$1,353	$141	$158

Safety, Thermal & Electrical Architecture	2,709	2,713	207	216

Dynamics & Propulsion	3,852	3,534	188 (1)	124

Other	(149)	(131)	(19)	(41)

Total	$7,804	$7,469	$517 (1)	$457

(1)	Excludes the one-time, non-cash charge of $51 million resulting from acquisition-related in-process research and development.